                                               Filed by Spieker Properties, Inc.
                                                  Pursuant to Rule 425 under the
                                               Securities Act of 1933 and Deemed
                                             Filed Pursuant to Rule 14a-12 Under
                                            the Securities Exchange Act of 1934.

                                            Subject Company: Spieker Properties,
                                               Inc. (Registration Statement File
                                                                 No. 333-57526).


2180 Sand Hill Road
Suite 200
Menlo Park, CA  94025
(650) 854-5600                             [SPIEKER PROPERTIES LETTERHEAD]
(650) 233-3838 FAX

April 6, 2001


To Our Shareholders:

This year Spieker Properties, Inc. ("SPK") is distributing its 2000 Annual Report in the form of an Annual Report on Form 10-K. This report contains SPK's financial results for the year ended December 31, 2000.

On February 23, 2001, we announced that we entered into a definitive plan of merger with Equity Office Properties Trust ("EOP"). The transaction values SPK at approximately $7.2 billion, which includes transaction costs and the assumption of approximately $2.1 billion in debt and $431 million in preferred stock. Each SPK common shareholder will receive a fixed $13.50 in cash and
1.49586 shares of EOP for every share of Spieker common stock that he or she owns at the time the merger closes. Certain directors and executive officers of SPK have agreed to vote in favor of this merger.

In order to provide you with more information about the merger, we will distribute a final joint proxy statement/prospectus to all shareholders of record on a record date to be determined in the future. We encourage all shareholders to read this document as it contains important information. An initial filing of the joint proxy statement/prospectus has been made with the Securities and Exchange Commission by Equity Office Properties Trust. Investors may obtain a free copy of this filing at the Commission's web site at http://www.sec.gov. Investors may also obtain a copy of the final joint proxy statement/prospectus by directing a request to Spieker Properties, Inc., 2180 Sand Hill Road, Suite 200, Menlo Park, California 94025, Attention: Corporate Secretary. Information concerning the identity of participants in the solicitation of proxies by the Spieker board of directors and their direct or indirect interests, by security holdings or otherwise, may be obtained from the joint proxy statement/prospectus.

Thank you for your continued support.

Sincerely,

/s/ JOHN A. FOSTER                             /s/ CRAIG G. VOUGHT
--------------------------                     ----------------------------
John A. Foster                                 Craig G. Vought
Co-Chief Executive Officer                     Co-Chief Executive Officer